June 18, 2013

Mr. Amit Pande
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Sterling Financial Corporation (“Sterling”)
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 27, 2013

Dear Mr. Pande:

This letter is in response to our conversation on June 13, 2013, and, as we discussed, supplements our response to question number five of your letter dated May 6, 2013, regarding Sterling's Form 10-K for the Fiscal Year Ended December 31, 2012 filed February 27, 2013, to provide additional detail.

Form 10-K for the Fiscal Year ended December 31, 2012

5.
We note your disclosure on page F-23 that for loans collectively evaluated for impairment, you compare your calculated expected loss to actual one-year or three-year (annualized) losses and, beginning in 2012, if the calculated expected loss rate is less than the actual one and three year loss rates, then the expected loss rate would be set at the greater of the actual one or three year loss rate. Please tell us and revise future filings to clarify how this updated methodology captures expected losses inherent in loans collectively evaluated for impairment as of each reported period end.

Response:

Sterling respectively submits that its expected loss model uses probability of default and loss given default as the primary factors in calculating the expected loss rates. The probability of default is determined using historical annual migration to loss, adjusted for certain qualitative factors and an expected loss emergence period. The loss given default is calculated using the life to date losses on loans remaining in the portfolio, in addition to the last twelve months of losses on OREO (including losses on foreclosure, write-downs, and losses on sale) and discounted note sales. As part of the Allowance for Loans and Lease Losses ("ALLL") validation process, management has consistently compared the calculated expected loss rates to the one-year and three-year (annualized) loss rates based on actual charge-off experience to assess the overall reasonableness of the expected loss rates. The one-year and three-year (annualized) loss rates are calculated by dividing the actual charge-offs by the average loan balances for the associated measurement period. During the December 31, 2012 ALLL validation process, management noted that six of the 12 ALLL loan categories had calculated expected loss rates that were lower than the actual three-year (annualized) loss rates, while the other six ALLL loan categories had calculated expected loss rates that exceeded both the actual one-year and three-year (annualized) loss rates. The lower calculated expected loss rates were the result of the more recent periods having a lower percentage of loans migrating to loss. In addition, the loss given default rates continue to decline as the severity of the losses in the most recent periods are lower as compared to the losses realized in the most recent credit cycle. The following table sets forth the actual loss rates and calculated loss rates for the six loan categories for which the actual three-year (annualized) loss rates exceeded the calculated expected loss rates:

	One Year Actual Loss Rates	Three Year Annualized Actual Loss Rates	12/31/2012 Calculated Expected Loss Rates	12/31/2012 Highest of the three loss rates	Difference

Residential Non Owner	0.76%	4.89%	2.98%	4.89%	1.91%
Residential Owner	0.79%	1.77%	0.77%	1.77%	1.01%
Investor CRE	0.94%	1.91%	1.60%	1.91%	0.31%
Multifamily Perm	0.04%	0.92%	0.73%	0.92%	0.19%
CRE Owner	1.09%	1.52%	1.49%	1.52%	0.02%
Consumer RE Secured 1st Lien	0.79%	1.02%	0.97%	1.02%	0.05%

The net impact of using the highest of the three loss rates for the six loan categories in the table above was a $16.4 million increase in the calculated ALLL at December 31, 2012. The two loan segments most significantly impacted by this methodology adjustment were residential (which includes non owner and owner) and investor CRE loans. Residential real estate loans (which had an impact of $9.7 million) continue to be negatively impacted by the general economic conditions such as continued high unemployment rates, tepid GDP growth, and a housing market that is slowly recovering, leaving a substantial number of homeowners with negative equity five years after the financial crisis of 2008. Investor CRE loans (which had an impact of $3.3 million) continue to be a concern for banking regulators due to depressed real estate values with high vacancy rates, and loans originated near the peak in market values may have little equity and weak cash flows. Due to the continuing economic uncertainty and high levels of historic losses experienced in these loan categories by Sterling, management concluded that the historical losses were more reflective of the inherent losses than the calculated expected loss factor for these categories. Management believes it is appropriate to place greater reliance upon the three year loss history, as loan loss periods are typically extended after exiting a credit cycle. The above methodology adjustment would have the opposite impact when entering or during a credit cycle by placing a higher emphasis on the more recent (e.g. one year) loss rates. The decision to use the highest of the three loss rates was made to better reflect the inherent losses as part of the ALLL estimation process.

Closing Comments

In providing this response, Sterling acknowledges that:

1.	Sterling is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	Sterling may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Kindly direct any comments or questions to me at (509) 227-0961, or in my absence, to Andrew J. Schultheis at (509) 838-7239.

Sincerely,

STERLING FINANCIAL CORPORATION

By:         /s/ Patrick J. Rusnak
Patrick J. Rusnak
Executive Vice President
Chief Financial Officer